_________________________________________________________________________________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________to ______________

Commission file number 333-111145

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ALCON 401(K) PLAN AND TRUST

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ALCON, INC.

BÖSCH 69, P.O. BOX 62

HUNENBERG, SWITZERLAND

41+ 41 785-8888

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Alcon 401(k) Plan and Trust Committee has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Alcon 401(k) Plan and Trust

Date	June 10, 2008	By	/s/ Dwight D. Horton
Dwight D. Horton, Chairman
Alcon 401(k) Plan and Trust Committee

ALCON 401(k) PLAN AND TRUST

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Years Ended December 31, 2007 and 2006

Page No.
Report of Independent Registered Public Accounting Firm	4
Financial Statements:
Statements of Net Assets Available for Benefits	5
Statements of Changes in Net Assets Available for Benefits	6
Notes to Financial Statements	7-17
Supplemental Schedule:
Schedule H - Line 4i - Schedule of Assets (Held At End of Year)	18

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Exhibit: Exhibit 23 - Consent of Independent Registered Public Accounting Firm	19

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Committee of the

Alcon 401(k) Plan and Trust

We have audited the accompanying statements of net assets available for benefits of the Alcon 401(k) Plan and Trust as of December 31, 2007 and 2006 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Alcon 401(k) Plan and Trust as of December 31, 2007 and 2006, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Whitley Penn LLP

Fort Worth, Texas

June 10, 2008

ALCON 401(k) PLAN AND TRUST

Statements of Net Assets Available for Benefits

	December 31,
Assets	2007	2006
	(in thousands)

Investments, at fair value:

Investment in Master Trust	$1,314,933	$1,254,366
Participant loans	31,786	29,650

Total investments at fair value	1,346,719	1,284,016

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	3,274	1,532
Net assets available for benefits	$1,349,993	$1,285,548

See accompanying notes to financial statements.

ALCON 401(k) PLAN AND TRUST

Statements of Changes In Net Assets Available for Benefits

	Years Ended December 31,
	2007	2006
	(in thousands)

Additions to net assets attributed to:
Net appreciation in fair value of investment in Master Trust	$56,770	$128,159
Interest on participant loans	2,425	2,037

Total investment gains	59,195	130,196

Contributions:
Employer	26,919	24,589
Participants	50,107	45,970
Rollovers	3,146	2,265

Total contributions	80,172	72,824

Total additions to net assets	139,367	203,020

Deductions from net assets attributed to:
Distributions to participants	(74,922)	(60,540)

Total deductions from net assets	(74,922)	(60,540)

Net increase in net assets	64,445	142,480

Net assets available for benefits:
Beginning of year	1,285,548	1,143,068

End of year	$1,349,993	$1,285,548

See accompanying notes to financial statements.

ALCON 401(k) PLAN AND TRUST

Notes to Financial Statements

Years Ended December 31, 2007 and 2006

(dollars in thousands)

1)	Description of Plan

The following brief description of the Alcon 401(k) Plan and Trust (the “Plan”) is provided for general information purposes only. The funds of the Plan, the Alcon Retirement Plan and Trust (the “2005 ARP”) and the Profit Sharing Trust for Eligible Employees of Alcon (Puerto Rico), Inc. (the “PST”) are held and invested through the Master Trust for the Defined Contribution Plans of Alcon Laboratories, Inc. and Alcon (Puerto Rico), Inc. (the “Master Trust”). Participants should refer to the Plan documents for more complete information. If an employee participates in the Plan, certain limitations of the Internal Revenue Code (“IRC”) discussed herein apply in total.

a)	General

The Plan is a defined contribution plan and trust. Employees of Alcon Laboratories, Inc. and certain other participating employers (collectively, the “Employer”) are eligible for participation in the Plan immediately upon employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Effective January 1, 2005, the Alcon 401(k) Retirement Plan was renamed the Alcon 401(k) Plan and Trust. Additionally, the Employer instituted the 2005 ARP, a noncontributory money purchase pension plan.

b)	Administration

The Plan is administered by the Alcon 401(k) Plan and Trust/Alcon Retirement Plan and Trust Committees (collectively, the “Plan Committees”) consisting of employees and retirees of the Employer. JPMorganChase Bank serves as the trustee and custodian, and JPMorgan Retirement Plan Services serves as the recordkeeper. JPMorgan Retirement Plan Services provides participants with valuation statements as of each calendar quarter end, as well as daily valuations available through the internet.

c)	Participant Contributions

Employees electing to participate in the Plan are eligible to direct their Employer to contribute, pursuant to a salary reduction arrangement, between 1% and 5% of basic considered compensation as a basic contribution. Salary reduction contributions are subject to the provisions of Section 401(k) of the IRC.

Participants contributing the maximum basic contribution may make additional supplemental contributions of between 1% and 10% of their basic considered compensation pursuant to a salary reduction arrangement.

Participants direct the investment of their contributions and Employer matching contributions into various investment options offered by the Plan through the Master Trust.

Annual additions to a participant’s account, consisting of salary reduction plus Employer contributions, may not exceed the lesser of $45.0 in 2007 ($44.0 in 2006) or 100% of the participant’s basic considered compensation. Salary reduction contributions may not

ALCON 401(k) PLAN AND TRUST

Notes to Financial Statements

Years Ended December 31, 2007 and 2006

(dollars in thousands)

exceed $15.5 and $15.0 for 2007 and 2006, respectively, plus catch-up contributions of $5.0 in 2007 and 2006 for participants over the age of 50.

The Plan accepts rollover contributions of participants’ pre-tax distributions from other qualified plans under Section 401 of the IRC. There is no limitation to the amount of rollover contributions allowed.

d)	Employer Contributions

Each participant’s basic contributions are matched by the Employer on a dollar-to-dollar basis. During 2007 and 2006, the Employer made matching contributions to the Plan of $26,919 and $24,589, respectively, in the form of cash.

Supplemental and rollover contributions are not matched by the Employer.

e)	Allocation of Trust Income or Loss

Master Trust income or loss allocable to the Plan is allocated at the end of each day to the individual participant accounts based upon the ratio of each participant’s Plan account balance at the end of the day to the total balance of all participants’ Plan accounts at the end of such day.

f)	Vesting and Forfeitures

Participants are immediately vested in their basic, supplemental and rollover contributions plus allocated earnings or losses thereon. Vesting in the remainder of their account (i.e., Employer contributions plus allocated earnings or losses thereon) is based on years of service, as follows:

Years of Service	Vested Amount
Less than 2	0%
2	20%
3	40%
4	70%
5	100%

ALCON 401(k) PLAN AND TRUST

Notes to Financial Statements

Years Ended December 31, 2007 and 2006

(dollars in thousands)

Regardless of the length of service, a participant is also 100% vested upon attainment of age 55, or upon termination by reason of death or permanent and total disability. Upon termination for reasons other than retirement, death, or disability, any amount in which the participant is not vested shall be forfeited with certain limitations.

Forfeitures are removed from terminated employees’ accounts and used to offset recordkeeping, trust and custody expenses first, then to reduce the Employer’s contribution.

g)	Distributions

All distributions are based on the value of the participant’s account. Cash distributions generally can be in the form of a lump-sum payment or installments not exceeding the lesser of 20 years or the participant’s life expectancy.

Prior to termination, retirement, death or permanent and total disability, participants under the age of 59.5 years generally may not withdraw (1) basic contributions and earnings or losses thereon, or (2) supplemental contributions made pursuant to a salary reduction arrangement and earnings or losses thereon.

Supplemental contributions (amounts in excess of the basic contribution) which are not made pursuant to a salary reduction arrangement may be withdrawn in whole or in part by any participant along with the earnings attributable to such contributions subject to certain limitations.

Vested Employer contributions and earnings thereon generally may not be withdrawn by the participant prior to attaining the age of 59.5 years, termination, retirement, death or disability.

Participants over the age of 59.5 years may withdraw, prior to termination of employment, any portion of their account balance once per year.

Participants with a proven financial hardship may withdraw all or a portion of their basic contributions and vested participating Employer contributions, subject to the amount of the demonstrated financial need. Such a withdrawal may not be later reconstituted. In addition, the participant may not resume contributions during the six-month period immediately following the hardship withdrawal.

h)	Loans

Participants may borrow a minimum of five hundred dollars up to a maximum of the lesser of fifty thousand dollars minus the highest balance of any outstanding loan issued in the 12 months prior or one-half of the participant’s vested interest in their account. A participant may have no more than two loans outstanding at any one time. Each loan bears interest at prime rate plus one percent and payments are made through payroll deductions.

ALCON 401(k) PLAN AND TRUST

Notes to Financial Statements

Years Ended December 31, 2007 and 2006

(dollars in thousands)

2)	Summary of Significant Accounting Policies

The significant accounting policies employed in the preparation of the accompanying financial statements are as follows:

a)	Basis of Accounting

The accompanying financial statements have been prepared on an accrual basis. Benefit distributions are recorded when paid rather than when requested.

Certain prior year amounts have been reclassified to conform to current year presentation.

b)	Investment Valuation and Income Recognition

Investments in the Master Trust are stated at fair value based upon quoted market prices, where available, or upon estimated fair value where a readily available market quoted price does not exist. Purchases and sales of investments are recognized on the trade date. Gains and losses are recognized upon sale of investments. Interest is recognized as earned, and dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes realized gains and losses on the sale of investments during the year as well as unrealized appreciation (depreciation) of investments held at year end.

The Master Trust makes use of investment strategies involving the limited use of derivatives. Investment managers are permitted to use derivatives for such strategies as portfolio structuring, return enhancement, and hedging against deterioration of investment holdings from market and interest rate changes. Derivatives may also be used as a hedge against foreign currency fluctuations. Derivatives are stated at their estimated fair market values.

The Master Trust includes a stable value fund, which holds a fully benefit-responsive synthetic guaranteed investment account. Insurance wrapper contracts within the stable value fund manage market risks and alter the return characteristics of the underlying securities. Investments in the stable value fund are stated at fair value. At December 31, 2007 and 2006, the fair value of the wrapper contracts is considered to be zero because there is substantially no difference between cost and replacement value. Net assets available for benefits include an adjustment from fair value to contract value of the insurance wrapper contracts.

Employer securities within the Master Trust represent common stock of Alcon, Inc. (“Alcon”), the parent company of the Employer. Investments in Alcon, Inc. common stock, which is traded on the New York Stock Exchange, are reflected at fair value at December 31, 2007 and 2006 based upon the closing price on the respective dates. To the extent that participants invest in employer securities through their Plan accounts, they maintain voting and dividend rights associated with the stock.

c)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

ALCON 401(k) PLAN AND TRUST

Notes to Financial Statements

Years Ended December 31, 2007 and 2006

(dollars in thousands)

3)	Investments

The Plan, the 2005 ARP and the PST have an undivided interest in the Master Trust. The Plan’s investment decisions, including the purchase and sale of individual securities, are made by outside investment managers within general guidelines provided by the Plan Committees. The assets of the Master Trust are held by a custodial trustee.

ALCON 401(k) PLAN AND TRUST

Notes to Financial Statements

Years Ended December 31, 2007 and 2006

(dollars in thousands)

The following represents the value of the net assets available for benefits of the Master Trust:

	December 31,
Assets	2007	2006

Investments, at fair value:
Cash and short-term securities	$26,076	$45,187
U.S. Government securities	129,123	113,732
Corporate debt	169,810	154,359
Corporate stock – preferred	18,055	14,161
Corporate stock – common	486,275	366,351
Common collective funds	366,850	426,216
Mutual funds	171,488	159,808
Employer securities	45,152	35,278
Synthetic guaranteed investment contracts	185,528	176,626
Other	120,187	113,519

Total investments at fair value	1,718,544	1,605,237

Receivables:
Forward currency contracts	2,783	2,488
Interest receivable	1,866	2,128
Securities sold	1,468	411
Dividends receivable	1,237	760
Other income receivable	3	5

Total receivables	7,357	5,792

Total assets	1,725,901	1,611,029

Liabilities

Payables for securities purchased	41,926	40,797
Forward currency contracts	2,829	2,478
Expenses payable	2,052	1,997
Other liabilities	660	109

Total liabilities	47,467	45,381

Net assets reflecting all investments at fair value	1,678,434	1,565,648

Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	4,056	1,819

Net assets available for benefits	$1,682,490	$1,567,467

ALCON 401(k) PLAN AND TRUST

Notes to Financial Statements

Years Ended December 31, 2007 and 2006

(dollars in thousands)

The Plan represented approximately 78.3% and 80.1% of net assets of the Master Trust at December 31, 2007 and 2006, respectively.

Investment gains (losses), net for the Master Trust are summarized as follows:

	Years Ended December 31,
	2007	2006

Net appreciation (depreciation) in fair value of investments:
Cash and short-term securities	$(59)	$47
U.S. Government securities	6,354	621
Corporate debt	286	6,857
Corporate stock – preferred	892	2,244
Corporate stock – common	(16,916)	30,424
Common collective funds	29,554	60,132
Mutual funds	6,395	27,487
Employer securities	9,883	(5,720)
Other	(419)	1,786
Total net appreciation in fair value of investments	35,970	123,878
Interest income	23,033	23,239
Dividend income	16,059	16,581
Other income	4	29
Total investment income	75,066	163,727
Less expenses	(5,797)	(4,934)

Investment income, net	$69,269	$158,793

The Master Trust includes a stable value fund, which holds a fully benefit-responsive synthetic guaranteed investment account. The stable value fund invests in fixed-income securities. The synthetic guaranteed investment contracts include wrapper contracts, issued by banks and insurance companies, which ensure that participant-initiated withdrawals from the stable value fund will be paid at contract value. There are no events known to us which are probable of occurring which would limit the ability of the Master Trust to transact at contract value with issuers, or would limit the ability of the Master Trust to transact at contract value with participants. At December 31, 2007 and 2006, the fair value of the wrapper contracts is considered to be zero because there is substantially no difference between cost and replacement value.

ALCON 401(k) PLAN AND TRUST

Notes to Financial Statements

Years Ended December 31, 2007 and 2006

(dollars in thousands)

The following reflects the adjustment between the underlying securities and the insurance contract values in the stable value fund:

	December 31,
	2007	2006

Synthetic guaranteed investment contacts:
Investments (at fair value)	$185,528	$176,626
Wrapper contracts (at fair value)	--	--
Total synthetic guaranteed investment contracts (at fair value)	185,528	176,626
Adjustment from fair value to contract value	4,056	1,819
Total synthetic guaranteed investment contracts (at contract value)	$189,584	$178,445

Insurance contracts within the stable value fund are comprised of the following:

	Credit	December 31,
	Rating	2007	2006

Insurance wrapper contracts (at contract value):
Aegon Monumental Wrap, #MDA00406TR	AA	$63,192	$59,479
State Street Bank & Trust Wrap, #102004	AA	63,200	59,487
UBS AG Wrap, #2870	AA+	63,192	59,479
Total insurance wrapper contracts (at contract value)		$189,584	$178,445

Within the stable value fund, there is no immediate recognition of gains or losses from the underlying fixed-income portfolio. Instead, any gain or loss is recognized over time by adjusting the interest rate credited to the fund under the wrapper contract. Interest rate resets are performed quarterly based upon the previous month end, taking into account the value of the underlying securities, wrapper contracts and the annualized market yield to maturity of the underlying securities. The wrapper contracts carry a minimum crediting rate of 0%. If future crediting rates increase or increase, the adjustment from fair value of the assets to contract value would change in the same direction. During 2007 and 2006, the average crediting rate was 5.41% and 5.57%, respectively. During 2007 and 2006, average yield of the underlying securities was 6.71% and 5.73%, respectively, and the average yield for the stable value fund was 5.51% and 5.62%, respectively.

Participant loans are part of the Plan and, therefore, are considered to be participant-directed funds as of December 31, 2007 and 2006. Participant loans and related income are not included in the Master Trust but are included directly as a part of the Plan. The investment information pertaining to participant loans and related interest income is broken out separately on the

ALCON 401(k) PLAN AND TRUST

Notes to Financial Statements

Years Ended December 31, 2007 and 2006

(dollars in thousands)

statement of net assets available for benefits and the statement of changes in net assets available for benefits.

As of December 31, 2007 and 2006, the Master Trust included net assets that were nonparticipant-directed of approximately $50,883 and $38,381, respectively, consisting of the assets of the PST, the 401(h) account of the 2005 ARP and amounts in holding accounts used to process contributions, withdrawals, terminations and loans for the Plan, the 2005 ARP and the PST.

4)	Party-in-Interest Transactions

Certain investments in the Master Trust are shares of collective investment trusts managed by JPMorgan Asset Management, a related company to JPMorganChase Bank, the trustee and custodian, and to JPMorgan Retirement Plan Services, the recordkeeper. These transactions qualify as exempt party-in-interest transactions. Fees paid by the Master Trust to JPMorgan Asset Management for investment management services amounted to $628 and $593 for the years ended December 31, 2007 and 2006, respectively.

5)	Risks and Uncertainties

The Master Trust invests in various investment securities. Investment securities are exposed to various risks, and it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and in the statements of changes in net assets available for benefits.

6)	Forfeited Accounts

During 2007 and 2006, $743 and $613, respectively, in non-vested accounts were forfeited and applied to offset recordkeeping, trust and custody expenses. At December 31, 2007 and 2006, unallocated forfeitures totaling $664 and $1,010, respectively, were available to offset future expenses or Employer contributions to the Plan.

ALCON 401(k) PLAN AND TRUST

Notes to Financial Statements

Years Ended December 31, 2007 and 2006

(dollars in thousands)

7)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2007	2006

Net assets available for benefits, per the financial statements	$1,349,993	$1,285,548
Less adjustment from fair value to contract value for fully benefit-responsive contracts	(3,274)	(1,532)
Less defaulted loans, deemed distributed	(64)	(44)
Net assets available for benefits, per the Form 5500	$1,346,655	$1,283,972

The following is a reconciliation of the changes in net assets available for benefits per the financial statements to the Form 5500:

	Year Ended December 31, 2007

	Amounts per Financial Statements	Stable Value Fund Adjustment	Defaulted Loans	Amounts per Form 5500
Net appreciation in fair value of investment in Master Trust	$56,770	$(1,742)	$--	$55,028
Distributions to participants	74,922	--	20	74,942
Net increase in net assets	64,445	(1,742)	(20)	62,683

	Year Ended December 31, 2006

	Amounts per Financial Statements	Stable Value Fund Adjustment	Defaulted Loans	Amounts per Form 5500
Net appreciation in fair value of investment in Master Trust	$128,159	$(1,532)	$--	$126,627
Distributions to participants	60,540	--	44	60,584
Net increase in net assets	142,480	(1,532)	(44)	140,904

ALCON 401(k) PLAN AND TRUST

Notes to Financial Statements

Years Ended December 31, 2007 and 2006

(dollars in thousands)

8)	Tax Status

By letter dated December 17, 2002 the Internal Revenue Service determined that the Plan was qualified under Section 401(a) of the IRC and is entitled to favorable tax treatment. A qualified plan is required to operate in conformity with the IRC to maintain its qualified status. Although the Plan has been amended since receiving the determination letter, the Plan Committee and the Plan’s in-house legal counsel believe that the Plan is currently being operated in compliance with these requirements.

9)	Termination of the Plan

The Employer has the right, under the Plan, to amend or terminate the Plan, subject to provisions set forth in ERISA. Amendment of the Plan may not deprive participants of their vested interest or divert Plan assets from the exclusive benefit of participants or their beneficiaries. In the event of termination of the Plan or irrevocable discontinuation of Employer contributions, all amounts credited to the accounts of participants will become fully vested and non-forfeitable.

10)	Subsequent Event

On April 7, 2008, Nestlé S.A. (“Nestlé”) and Novartis AG ("Novartis") announced that they reached an agreement pursuant to which Nestlé will sell approximately 74 million of its shares of Alcon common stock to Novartis. Once consummated, Novartis will own a minority stake in Alcon of slightly less than 25% of Alcon's outstanding shares, while Nestlé will remain Alcon's majority shareholder with approximately 52% of Alcon's outstanding shares. Nestlé and Novartis also announced that the agreement contains put and call option rights on the remaining approximately 156 million Alcon shares owned by Nestlé, which option rights commence on January 1, 2010 and expire on July 31, 2011. The purchase and sale transaction is subject to regulatory approvals.

ALCON 401(k) PLAN AND TRUST

Schedule H, Line 4i - Schedule of Assets (Held At End of Year)

Year Ended December 31, 2007

(in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value

*	Participant loans	Loans – Terms range from 2 months to 15 years, due between 10/26/07 and 12/15/22, and bear interest at rates ranging between 5% and 10.5%	$--	$31,786

		Assets (Held At End of Year)	$--	$31,786

* Represents a party-in-interest.

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 033-111145 on Form S-8 of our report dated June 10, 2008, appearing in this Annual Report on Form 11-K of the Alcon 401(k) Plan and Trust for the years ended December 31, 2007 and 2006.

/s/ Whitley Penn LLP

June 10, 2008